Syndicated Resorts Association, Inc.

5530 South Valley View Blvd, Suite 105

Las Vegas, Nevada 89118

February 7, 2019

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Re:	Syndicated Resorts Association, Inc.
Registration Statement on Form S-1
File No. 333-222314

To the Securities and Exchange Commission:

Syndicated Resorts Association, Inc. has filed with the Securities and Exchange Commission (the “Commission”) its Registration Statement and amendments on Form S-1 (File No. 333-222314).

On behalf of the Company, we hereby request the acceleration of the effective date of that Registration Statement to 10:00 am EST on February 12, 2019 or as soon as practicable thereafter.

Thank you for your courtesies in this matter.

Sincerely,

/s/ William Barber
Chief Executive Officer
Syndicated Resorts Association, Inc.